UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar to Hold Annual General Meeting on September 8, 2011

We, LDK Solar Co., Ltd., announced today that we will hold our annual general meeting of shareholders at 10:00 a.m., Hong Kong time, on Thursday, September 8, 2011 at our Hong Kong office located at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

Only holders of record of our ordinary shares at the close of business on Monday, August 8, 2011, New York time, are entitled to notice of, and to vote at, the annual general meeting to be held on September 8, 2011, or any adjournment or postponement thereof.

Our 2010 Annual Report, including the notice of our annual general meeting and the proposed resolutions to be considered and, if thought fit, adopted at the annual general meeting, is available on our website at http://www.ldksolar.com. We have also submitted a report on Form 6-K to the SEC that contains such annual report and notice of annual general meeting, which is available on the SEC’s website at http://www.sec.gov.

If you are a holder of our ordinary shares and require a hard copy of our 2010 Annual Report and notice of annual general meeting, we will mail a copy to you free of charge. Please send your request by mail, email or telephone to either of the following:

LDK Solar Co., Ltd. Unit 15, 35th Floor, West Tower Shun Tak Centre 200 Connaught Road Central Hong Kong Attn: CFO and Secretary Email: ir@ldksolar.com Tel: (852) 2291-6059	LDK Solar USA, Inc. 1290 Oakmead Parkway Suite 306 Sunnyvale, CA 94085 Attn: CFO and Secretary Email: judy@ldksolar.com Tel: (408) 245-0858

Because our annual general meeting will be held on September 8, 2011 in Hong Kong, we recommend that you submit such request for hard copies by August 15, 2011 to ensure timely delivery and to allow yourself sufficient time to review the 2010 Annual Report and proposed resolutions for the annual general meeting.

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES. If you are a holder of our American depositary shares, or ADSs, the depositary, JPMorgan Chase Bank, N.A., will set a record date to establish the holders of ADSs entitled to provide it with voting instructions with respect to the annual general meeting. If you are a registered holder of ADSs on such record date, the depositary will forward to you information regarding such meeting and ask you to provide it with your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

Our press release issued on July 22, 2011 is attached hereto as Exhibit 99.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 22, 2011

Exhibit 99.5

LDK Solar to Hold Annual General Meeting on September 8, 2011

XINYU CITY, China and SUNNYVALE, Calif., July 22, 2011 – LDK Solar Co., Ltd. (NYSE:LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, announced today that it will hold its annual general meeting of shareholders at 10:00 a.m., Hong Kong time, on Thursday, September 8, 2011 at its Hong Kong office located at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

Only holders of record of LDK Solar’s ordinary shares at the close of business on Monday, August 8, 2011, New York time, are entitled to notice of, and to vote at, the annual general meeting to be held on September 8, 2011, or any adjournment or postponement thereof.

LDK Solar’s 2010 Annual Report, including the notice of annual general meeting and the proposed resolutions to be considered and, if thought fit, adopted at the annual general meeting, is available on LDK Solar’s website at http://www.ldksolar.com. LDK Solar has also submitted a report on Form 6-K to the SEC that contains such annual report and notice of annual general meeting, which is available on the SEC’s website at http://www.sec.gov.

If you are a holder of ordinary shares of LDK Solar and require a hard copy of LDK Solar’s 2010 Annual Report and notice of annual general meeting, LDK Solar will mail a copy to you free of charge. Please send your request by mail, email or telephone to either of the following:

LDK Solar Co., Ltd. Unit 15, 35th Floor, West Tower Shun Tak Centre 200 Connaught Road Central Hong Kong Attn: CFO and Secretary Email: ir@ldksolar.com Tel: (852) 2291-6059	LDK Solar USA, Inc. 1290 Oakmead Parkway Suite 306 Sunnyvale, CA 94085 Attn: CFO and Secretary Email: judy@ldksolar.com Tel: (408) 245-0858

Because the annual general meeting will be held on September 8, 2011 in Hong Kong, LDK Solar recommends that you submit such request for hard copies by August 15, 2011 to ensure timely delivery and to allow yourself sufficient time to review the 2010 Annual Report and proposed resolutions for the annual general meeting.

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES. If you are a holder of LDK Solar’s American depositary shares, or ADSs, the depositary, JPMorgan Chase Bank, N.A., will set a record date to establish the holders of ADSs entitled to provide it with voting instructions with respect to the annual general meeting. If you are a registered holder of ADSs on such record date, the depositary will forward to you information regarding such meeting and ask you to provide it with your voting instructions with respect to the shares represented by your ADSs. Holders of LDK Solar’s ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of PV products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For More Information Contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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